VIA U.S. MAIL AND EDGAR

October 3, 2011

James Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardea Biosciences, Inc.
Annual Report on Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
File No. 001-33734

Dear Mr. Rosenberg:

On behalf of Ardea Biosciences, Inc. (“Ardea” or the “Company”), I confirm receipt on September 19, 2011 of your comment letter dated September 19, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as described above. Set forth below is our response to your comment letter. To assist in your review, the Company has included below the text of the Staff’s comments in italics.

Note 8 – Bayer Relationship, page F-18

Comment: 1. Refer to your response to comment two. Please provide us an analysis of how the “contingent event-based consideration payments” meet the criteria of separate units of accounting under ASC 605-25-25-5.

Response:

To clarify our analysis with respect to contingent event-based consideration payments, we would like to point out that our response to comment two in our letter dated September 12, 2011, incorrectly referred to these payments as “a separate unit of accounting” under ASC 605-25, Revenue Recognition – Multiple – Element Arrangements.

In accordance with ASC 605-25-25-5, in an arrangement with multiple deliverables, the delivered items or items shall be considered a separate unit of accounting only if all of the following criteria are met:

4939 Directors Place, San Diego, CA 92121
Tel (858) 652-6500 Fax (858) 625-0745	www.ardeabio.com

•	The delivered item or items have value to the customer on a standalone basis.

•	There is objective and reliable evidence of the fair value of the undelivered item(s).

•

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

As there are no deliverables or performance obligations on the part of the Company with respect to these contingent event-based consideration payments they do not meet the specific criteria of ASC 605-25-25-5 qualifying them as “a separate unit of accounting”.

Following is our revised description of the proposed accounting for contingent event-based consideration payments not qualifying as milestones under ASC 605-28:

The remaining other potential regulatory- and sales-based contingent payments for which payment is dependent solely upon Bayer’s performance will not be accounted for using the milestone method. Such payments will be recognized as revenue when the underlying triggering event has occurred and collectability is reasonably assured, as the event was not assured at the time the License Agreement was entered into, there will be no ongoing performance obligations on the part of the Company and no further rights will be transferred to Bayer as a result of these payments.

The Company respectfully confirms that it will ensure its disclosures in future periodic filings are consistent with this proposed treatment.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4939 Directors Place, San Diego, CA 92121
Tel (858) 652-6500 Fax (858) 625-0745	www.ardeabio.com

Please contact the undersigned at (858) 652-6523 with any questions or further comments you may have regarding this letter.

Respectfully submitted,

/s/ John W. Beck
John W. Beck
Senior Vice President, Finance & Operations,
Chief Financial Officer

Cc:	Barry D. Quart, Pharm.D. President & Chief Executive Officer Steve Rappatoni - Partner, Marcum, LLP

4939 Directors Place, San Diego, CA 92121
Tel (858) 652-6500 Fax (858) 625-0745	www.ardeabio.com